SAN Holdings, Inc.
9800 Pyramid Court, Suite 130
Englewood, Colorado 80112
(303) 660-3933

January 26, 2007

VIA EDGAR, FEDERAL EXPRESS AND FACSIMILE (202) 772-9210

Ms. Barbara C. Jacobs
Assistant Director
c/o Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc.
Registration Statement on Form S-1
Pre-Effective Amendment No. 3
Request for Acceleration of the Effective Date
Commission File No. 333-137207

Dear Ms. Jacobs:

On behalf of SAN Holdings, Inc. (the “Company”), we respectfully request that the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, pursuant to delegated authority, accelerate the effective date of the above referenced registration statement (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “Act”), so that the Registration Statement pursuant to Section 8(a) of the Act will be declared effective at 2:00 p.m., Eastern Time, on Wednesday, January 31, 2007, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at the telephone number on the top of this letter or Joshua Kerstein, Esq., at Kutak Rock LLP ((303) 297-2400) if there are any questions relating to this matter.

Sincerely,

/s/ Robert C. Ogden
Robert C. Ogden, Chief Financial Officer,
Vice President and Secretary